JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

July 3, 2023

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Pension Investors Trust – Form N-14 (File No. 333-272214)

Dear Mr. Bellacicco:

This letter provides the response of American Pension Investors Trust (the “Trust” or “Registrant”) to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided with respect to the Trust’s registration statement on Form N-14 as filed with the Commission via EDGAR on May 25, 2023. For your convenience, I have summarized the comments in this letter and provided the Registrant’s responses.

General Comments

1. Comment: p. 2 Under the Heading “The Reorganization of the Capital Appreciation Fund (Acquired Fund) into the Small Cap Fund (Acquiring Fund)” in the Shareholder Letter, please include the following sentence in bold type: The contractual advisory fee payable to Yorktown with respect to the Small Cap Fund is higher than the contractual advisory fee payable by the Capital Appreciation Fund, the corresponding Target Fund.

Response: The Registrant has included the referenced sentence in bold type.

2. Comment: p. 3 Under the Heading: “Reorganization of the Master Allocation Fund (Acquired Fund) into the Growth Fund (Acquiring Fund)” in the Shareholder Letter, the penultimate sentence of the paragraph states: If the Reorganization was not approved by shareholders of the Master Allocation Fund, then the Fund would only be able to continue investment operations by investing in other fund assets since the Capital Appreciation Fund in which the Master Allocation Fund currently invests would either be merged into the Yorktown Small Cap Fund or would be liquidated if its Reorganization was not approved by shareholders.

State if the Master Allocation Fund is to invest in other Yorktown funds if the Reorganization is not approved by its shareholders.

Response: The Registrant has included as the last sentence of the paragraph, the following: Accordingly, it is not expected that the Master Allocation Fund would invest in other Yorktown

American Pension Investors Trust
July 3, 2023

Fund assets if the Reorganization is not approved by its shareholders, and the Board of Trustees would consider alternatives to the Reorganization including the liquidation of the Master Allocation Fund.

3. Comment: p.10 In the Combined Prospectus/Proxy Statement, under the Heading “Information About the Target Funds and the Acquiring Funds” in Section I. General Information, please include hyperlinks to the Prospectus, SAI and January 31, 2023 annual report, consistent with the Commission’s mandate under the Fixing America’s Surface Transportation (FAST) Act.

Response: The Registrant has included the required hyperlinks as referenced.

4. Comment: p.11 In the Combined Prospectus/Proxy Statement, under the Heading II. Introduction, in the last paragraph beginning with the sentence “Until the closing date, shareholders of each of the Target Funds will continue to be able to redeem their shares at the next determined share price after receipt of a redemption request in proper form by Ultimus Fund Solutions, LLC, the Funds’ transfer agent (the “Transfer Agent”). (See “How to Sell Shares” in the Funds’ Prospectus dated May 31, 2023.)” please state when the Target Funds will close to new investors and stop accepting purchases from existing shareholders.

Response: The Registrant has included the requested disclosures in the referenced paragraph, as follows: It is expected that the Target Funds’ will close to new investors and stop accepting purchases from existing shareholders on July 7, 2023.

5. Comment: p. 16, In the Combined Prospectus/Proxy Statement, under the heading “Q: How do the Funds’ investment objectives, principal investment strategies, investment policies and principal risks compare? – Comparison of the Master Allocation Fund’s and the Growth Fund’s Investment Objective and Strategies” in the last paragraph disclosing that there will be a change to the principal investment strategy after the Reorganization for shareholders of the Master Allocation Fund because the investment strategies of the Growth Fund, unlike those of the Master Allocation Fund, focus principally on direct investments in stocks and debt securities, please state supplementally which assets of the Master Allocation Fund will be acquired by the Growth Fund, and if this is consistent with the Growth Fund’s investment strategy.

Response: At the time of the Reorganization of the Master Allocation Fund into the Growth Fund, it is expected that the Master Allocation Fund’s current holdings in other Yorktown-advised funds will become holdings of the surviving Growth Fund. After the Reorganization, the Growth Fund will sell the shares of the other Yorktown-advised funds previously held by the Master Allocation Fund and invest these assets in portfolio securities consistent with the Growth Fund’s investment objective and policies.

6. Comment: In the Combined Prospectus/Proxy Statement, include in the Q&A section a synopsis of the differences in the purchase and redemption policies and procedures, distributions and exchange policies and procedures for the Acquired Funds and the Target Funds in accordance with Item 3(b) of Form N-14.

Response: The Registrant has included the required disclosures in the Q&A section.

American Pension Investors Trust
July 3, 2023

7. Comment: p. 17, In the Combined Prospectus/Proxy Statement, as part of the Q&A section titled “Will the Portfolio Managers of the Target Funds change as a result of the Reorganization?” Please state that the Portfolio Manager of the Capital Appreciation Fund will change following the Reorganization.

Response: The Registrant has included the requested disclosures.

8. Comment, p. 20: In the Combined Prospectus/Proxy Statement, under the Heading “Q: Will there be any changes to my fees and expenses as a result of the Reorganizations?” confirm the advisory fees paid by the Capital Appreciation Fund, Small Cap Fund and Growth Fund during the most recent fiscal year, in the third paragraph under the title “Reorganization of the Master Allocation Fund (Acquired Fund) into the Growth Fund (Acquiring Fund)”

Response: The Registrant confirms that the advisory fees paid by the Capital Appreciation Fund, Small Cap Fund and Growth Fund during the most recent fiscal year are correct.

9. Comment: p. 21, In the Combined Prospectus/Proxy Statement, with respect to the Growth Fund’s pro forma expenses in the applicable Fees and Expenses tables in the section titled “Q: Will there be any changes to my fees and expenses as a result of the Reorganization?” confirm that the acquired fund fees and expenses for the Growth Fund are 0%, or include applicable acquired fund fees and expenses in the Fees and Expenses table for the pro forma Growth Fund if the Fund will hold securities of other Yorktown advised funds.

Response: The Growth Fund is not expected to hold shares of Yorktown advised funds after the Reorganization, so the pro forma acquired fund fees and expenses are 0%.

10. Comment: p. 24 and 25, In the Combined Prospectus/Proxy Statement, with respect to the Fees and Expenses Table for the Institutional Class Shares of the Capital Appreciation Fund and Small Cap Fund, please include the heading “Fees and Expenses” to the table.

Response: The Registrant has included the requested disclosures.

11. Comment: p. 28, In the Combined Prospectus/Proxy Statement, under the Heading “Q: What is the Performance Record of the Funds” in the Average Annual Total Returns table, please confirm that the Return Before Taxes for the Capital Appreciation Fund’s Institutional Class shares for the ten-year period is 0.00%, or revise to state the correct total return for this period.

Response: The Registrant has confirmed that the Return Before Taxes for the Capital Appreciation Fund’s Institutional Class shares is 0.00% for the ten-year period.

12. Comment: p. 29, In the Combined Prospectus/Proxy Statement, the Average Annual Total Returns table for the Master Allocation Fund relates to Class A Shares and the Average Annual Total Return table for the Growth Fund relates to Class L Shares. Please state why different share classes are shown for the Master Allocation Fund and the Growth Fund.

Response: The Average Annual Total Returns tables for the Master Allocation Fund and the Growth Fund are consistent with the share class presentation in the Funds’ prospectus, in accordance with Form N-1A.

American Pension Investors Trust
July 3, 2023

13. Comment: p. 35, in the Combined Prospectus/Proxy Statement, in Section V. Other Information – Factors Considered by the Board of Trustees of the Trust, Advisory Fees and Net Annual Fund Operating Expenses, The Reorganization of the Master Allocation Fund (Acquired Fund) into the Growth Fund (Acquiring Fund), the first sentence states that the Trustees considered that the Master Allocation Fund and the Growth Fund have the same contractual advisory fee. Please confirm that the statement is accurate.

Response: This statement is accurate. Note the following: Under the advisory fee structure with respect to the Master Allocation Fund, the advisory fee has two components: (i) a fee on Yorktown Fund assets (investments in affiliated Yorktown-advised funds) and (ii) a fee on other fund assets. The advisory fee payable for Yorktown Fund assets is 0.30% annually and the advisory fee for all other fund assets is 1.00% annually. With respect to the Growth Fund, the contractual advisory fee payable to Yorktown is 1.00% annually. The Master Allocation Fund’s investments on January 31, 2023 consisted of three Yorktown-advised funds, and the Fund pays an advisory fee to Yorktown at the annual rate of 0.30% for the Yorktown Fund assets.

Accordingly, the contractual advisory fee that would be payable by the Master Allocation Fund is 1.00% of the Fund’s investments in other fund assets, rather than only in Yorktown Fund assets. This is the contractual advisory fee that the Master Allocation Fund would pay on investments in other fund assets upon the Reorganization into the Growth Fund, which is the same as the Growth Fund’s contractual advisory fee. If the Reorganization was not approved by shareholders of the Master Allocation Fund, then the Fund would only be able to continue investment operations by investing in other fund assets since the Capital Appreciation Fund in which the Master Allocation Fund currently invests would either be merged into the Yorktown Small Cap Fund or would be liquidated if its Reorganization was not approved by shareholders.

14. Comment, p. 39: If the Target Funds are to reposition their portfolios significantly in connection with the Reorganization, in the Combined Prospectus/Proxy Statement, state the impact of the repositioning, including: 1) the approximate percentage of each Target Fund’s securities to be sold; 2) who will bear the cost of the repositioning; 3) the cost of the repositioning in dollars for each Target Fund and as a percentage of its assets, including any brokerage costs; and 4) any tax impact of the repositioning, including realized gains or losses and any change to capital loss carryforwards.

Response: The Registrant has included the requested disclosures, as follows.

Effect of the Repositioning of the Target Fund’s Assets

In connection with the Reorganization, the portfolio holdings of each Target Fund will be “repositioned” which means certain of the current portfolio securities of the Target Funds will be sold. In connection with the repositioning, 100% and approximately 61% of the Master Allocation Fund’s and the Capital Appreciation Fund’s securities are expected to be sold. The cost of the repositioning consists of brokerage cost, which will be borne by Fund shareholders. These costs are expected to be $0 for the Master Allocation Fund and $4,157 for the Capital Appreciation Fund (representing 0.045% of its net assets). The tax impact of the

American Pension Investors Trust
July 3, 2023

repositioning includes $3,910,024 and $(357,009) in (realized gains or losses) for the Master Allocation Fund and Capital Appreciation Fund, respectively.

Each Target Fund’s (the Master Allocation Fund and the Capital Appreciation Fund) capital loss carryforwards as of January 31, 2023 are not subject to an expiration date and would be held in the Acquiring Fund (the Growth Fund and the Small Cap Fund, respectively) to be utilized subject to Internal Revenue Code requirements as calculated at the time of the Reorganization. The impact of the repositioning would be $357,009 in losses for the Capital Appreciation Fund. At January 31, 2023, the Capital Appreciation Fund had $3,899,778 in short-term capital loss carryforwards and the Master Allocation Fund had $220,465 in short-term capital loss carryforwards and $543,129 in long-term capital loss carryforwards.

15. Comment, p. 70; in Exhibit D: Fundamental Investment Restrictions, fundamental limitation #2 under the title “All Funds except the Master Allocation Fund and the Small Cap Fund,” remove the reference to the Short-Term Bond Fund.

Response: The Registrant has made the requested change.

16. Comment, p. 72: In Exhibit D: Fundamental Investment Restrictions, fundamental limit #8 under the title “Yorktown Master Allocation Fund” indicates that the Fund is diversified under the 1940 Act. Confirm if the Fund is a diversified fund and revise the related disclosures on page 38 under the heading “Form of Organization” stating that the Fund is non-diversified.

Response: The registrant confirms that the Master Allocation Fund is diversified under the 1940 Act and has revised the disclosures on page 38 accordingly.

17. Comment, on the signature page, please include powers of attorney for each Trustee which includes specific reference to this Form N-14 filing and any amendments.

Response: Registrant has incorporated by reference the powers of attorney for the Trustees in the Part C included with the initial Form N-14 as filed with the SEC on May 25, 2023; since the Registrant is filing a revised prospectus/proxy statement pursuant to Rule 497 of the Securities Act of 1933, instead of an amended Form N-14, no powers of attorney are included.

SEC Accounting Staff Comments

1. Comment: In an apparent location, provide disclosures that specifically identifies the surviving fund for accounting purposes for each reorganization.

Response: The Registrant has included the following disclosure under the heading “IV. Proposal #1: Reorganization of the Yorktown Capital Appreciation Fund into the Yorktown Small Cap Fund and Proposal #2: Reorganization of the Yorktown Master Allocation Fund into the Yorktown Growth Fund” as follows:

Accounting Survivor of Each Reorganization. The Board of Trustees of the Trust has determined that the survivor among the Funds for accounting and performance reporting purposes is each of the Acquiring Funds, that is, the Small Cap Fund and the Growth Fund.

American Pension Investors Trust
July 3, 2023

2. Comment, Combined Prospectus/Proxy Statement, Fee Tables: Confirm that the fees presented in the Fee Tables in the Proxy Statement/Prospectus represent current Fund fees, in accordance with Item 3 of Form N-14.

Response: TheRregistrant confirms the fees presented in the Fee Tables included in the Proxy Statement/Prospectus represent current Fund fees, in accordance with Item 3 of Form N-1A.

3. Comment, p. 39 Existing and Pro Forma Capitalization: Include pro forma adjustments for reorganization costs paid by the Funds as well as adjustments to shares outstanding.

Response: The Growth Fund and the Small-Cap Fund (Acquiring Funds) have expense limitation agreements in place, so any reorganization costs would not impact the combined Fund’s net assets or shares outstanding.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively